UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

                     MEADOW VALLEY CORPORATION

(Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

                                           583185103

(CUSIP Number of Class of Securities)

CD Capital Management LLC
2 North Riverside Plaza, Suite 720
Chicago, Illinois 60606
Attention: John Ziegelman
                                Telephone: (312) 466-3226

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

with copies to:

Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400

                                         June 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE  1 OF 6 PAGES

CUSIP No. 583185103	SCHEDULE 13D/A	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSON: CD Capital Management LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 31-1816593
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 290,992 (see Item 5)
	8.	SHARED VOTING POWER -0- (see Item 5)
	9.	SOLE DISPOSITIVE POWER 290,992 (see Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (see Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,992
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% OF COMMON STOCK(1)
14.		TYPE OF REPORTING PERSON IA, OO

(1)

Based on 5,129,760 shares of Common Stock of the Issuer outstanding on May 3, 2007 according to the Form 10-Q filed by the Issuer on May 9, 2007.

PAGE 2 OF 6 PAGES

CUSIP No. 583185103	SCHEDULE 13D/A	Page 3 of 6 Pages

1.		NAME OF REPORTING PERSON: John D. Ziegelman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 290,992 (see Item 5)
	8.	SHARED VOTING POWER -0- (see Item 5)
	9.	SOLE DISPOSITIVE POWER 290,992 (see Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (see Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,992
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% OF COMMON STOCK(1)
14.		TYPE OF REPORTING PERSON IN

(1)

Based on 5,129,760 shares of Common Stock of the Issuer outstanding on May 3, 2007 according to the Form 10-Q filed by the Issuer on May 9, 2007.

PAGE 3 OF 6 PAGES

SCHEDULE 13D/A

CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’) and John D. Ziegelman (‘‘Mr. Ziegelman,’’ and collectively with CD Capital, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 1 relating to the Statement of Beneficial Ownership on Schedule 13D with respect to Meadow Valley Corporation, a Nevada corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007 (the “Schedule 13D”).

The purpose of this Amendment No. 1 is to (i) report a letter sent to the President and Chief Executive Officer of the Issuer by the Reporting Persons on June 7, 2007, and (ii) reflect certain transactions in the Issuer’s securities by CD Capital.  Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to reflect the additional transactions set forth on Schedule A to this Amendment No. 1:

All purchases of Common Stock were made in open market transactions with investment funds in accounts under management on behalf of CD Investment, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 1 was approximately $374,783, which was expended entirely by CD Investment.  These amounts are in addition to the amounts previously reported.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

On June 7, 2007, the Reporting Persons delivered to Mr. Brad Larson, the Issuer’s President and Chief Executive Officer, a letter, dated June 7, 2007 (the “June Letter”).  In the June Letter, among other things, the Reporting Persons advised the Issuer that CD Capital had voted all of its shares of Common Stock in favor of all of the Issuer’s proposals contained in the proxy statement filed by the Issuer on May 9, 2007, and did not support the shareholder proposal contained in such proxy statement to, among other things, immediately dispose of the Issuer’s Ready Mix, Inc. subsidiary and to return the proceeds to the shareholders.  A copy of the June Letter is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

The Reporting Persons expressly hereby reaffirm the reservation of all rights to propose or take future actions as heretofore disclosed by them in this Item 4 to Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to reflect the additional transactions in shares of Common Stock shown on Schedule A to this Amendment No. 1, as follows:

As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 1, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons increased to 290,992 shares of Common Stock, representing approximately 5.7% of

PAGE 4 OF 6 PAGES

the shares of Common Stock outstanding, based upon the 5,129,760 shares of Common Stock reported by the Issuer to be outstanding as of May 3, 2007 in the Issuer’s Form 10-Q for its fiscal quarter ended March 31, 2007 filed with the Commission on May 9, 2007.

Accordingly, as of the date of this Amendment No. 1, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

Name of Reporting Person	Number of Shares of Common Stock	Approximate Percentage of Outstanding Shares
Mr. Ziegelman	290,992	5.7%
CD Capital	290,992	5.7%

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following thereto:

Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Persons in the 60 days immediately preceding the filing of this Amendment No. 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.5

Letter to Issuer, dated as of June 7, 2007.

PAGE 5 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 7, 2006

CD CAPITAL MANAGEMENT LLC

By: ZP II LP, its Managing Member

By: C3 Management Inc., its General Partner

BY: /s/ John D. Ziegelman

Name: John D. Ziegelman
Title: President

/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

SCHEDULE A

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person within the last 60 days.  All transactions were effectuated in the open market through a broker.

Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment

Date	Number of Shares Purchased (Sold)	Price Per Share($)	Aggregate Price($)(1)
April 12, 2007	3,479	12.9555	45,072.18
April 26, 2007	800	13.0655	10,452.40
May 2, 2007	(100)	13.6045	(1,360.45)
May 3, 2007	100	13.3155	1,331.55
May 10, 2007	1,000	13.0050	13,005.00
May 11, 2007	5,000	12.7538	63,769.00
May 11, 2007	1,398	12.6335	17,661.63
May 18, 2007	1,100	12.9555	14,251.05
May 22, 2007	2,800	13.0143	36,440.04
May 24, 2007	1,000	13.0050	13,005.00
May 25, 2007	2,000	13.2528	26,505.60
May 29, 2007	1,000	13.2691	13,269.10
May 30, 2007	1,000	13.2990	13,299.00
May 30, 2007	1,800	13.2875	23,917.50
May 31, 2007	684	13.2167	9,040.22
June 7, 2007	3,900	13.6825	53,361.75
June 7, 2007	1,500	13.6017	20,402.55

(1) Excludes commissions and other execution-related costs.

EXHIBIT INDEX

Exhibit 99.5	Letter to Issuer, dated as of June 7, 2007.